

December 30, 2013

<u>Via E-mail</u>
James F. Rogers
Senior Vice President, General Counsel and Corporate Secretary
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, IL 60661

      Re: Orbitz Worldwide, Inc.
             Registration Statement on Form S-3
             Filed December 5, 2013
             File No. 333-192669

             Form 10-K for the year ended December 31, 2012
             Filed March 5, 2013

             Form 10-Q for the quarter ended September 30, 2013
             Filed November 5, 2013
             File No. 001-33599

Dear Mr. Rogers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments on your Form 10-K for the fiscal year ended December 31, 2012. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Form S-1

General

1. We note your disclosure on the prospectus cover page that the selling security holder may offer any of the securities being registered, including common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts or units. Please reconcile this with your disclosure in the first paragraph on page 12 which only references common stock.

2. We note that you have not named TDS Investor as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis explaining why this is not necessary or revise to name TDS Investor as an underwriter. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Description of Purchase Contracts, page 9

3. We note that you contemplate offering purchase contracts for the purchase or sale of securities issued by third parties, a basket of such securities, an index or indices of such securities, or any combination of the aforementioned as specified in the applicable prospectus supplement. Please explain to us what plans you have for issuing such purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts consisting of securities or obligations of third parties, please have counsel, as applicable, revise its opinion to address the legality of each component of the purchase contracts. Alternatively, please remove any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

4. In this regard, please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved.

Exhibit 5.1

5. It does not appear that the legal opinion opines as to the legality of the Depositary Shares. Please have counsel opine that the Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement. For guidance, see section II.B.1 d. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Form 10-K for Fiscal Year Ended December 31, 2012

Brand Portfolio – Orbitz, page 4

6. You made a change to your Orbitz Price Assurance program in that you now provide the customer with a 110% credit in loyalty points or "Orbucks" for use on certain hotel bookings for the difference up to $250 for airline tickets and up to $500 for hotel stays. Prior to August 2012, you provided the customer with a cash refund. Please expand your notes to the financial statements to include disclosure of your accounting policy for the assurance program. Additionally, compare and contrast for us your accounting of the assurance program before and after August 2012, including the impact of the change in the program on your financial statements.

Item 6. Selected Financial Data, page 34

7. You disclose in note a to the table on page 34 that during the first quarter of 2011 you changed the classification of expenses for commissions paid to private label partners from cost of revenue to marketing expense. Please tell us your basis for the change in classification and why you believe your revised presentation is appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overall Financial Results, page 36

8. Please explain to us and disclose the changes you made with respect to certain revenue management strategies in September 2011, and how your accounting for revenue recognition was impacted. Quantify for us and in your disclosure the impact of these changes on your results.

Goodwill and Indefinite-Lived Intangibles Assets, page 48

9. You disclose that during the fourth quarter of 2012 you modified your financial forecasts due in part to expected changes in growth and certain supplier economics which indicated a decrease in the anticipated future cash flows compared with previous forecasts. Please tell us the factors that existed prior to the fourth quarter of 2012 that were modified in your goodwill impairment assessment during the fourth quarter and how and why they changed, and why such modified information was not previously available for you to consider at an earlier time during 2012.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Statements of Cash Flows, page 56

10. In regard to the line for "payments on tax sharing liability" within the financing activities section, please explain to us if any portion of the payments represents interest accrued on the liability, and if so, why this portion is not presented as an operating activity.

Notes to Consolidated Financial Statements, page 59

Note 2. Summary of Significant Accounting Policies, page 59

Revenue Recognition, page 60

11. Under the merchant model, you state you do not take on credit risk with the customer but that you are subject to charge-backs and fraud risk. Please explain to us why credit risk is not attributed to you and tell us who undertakes the credit risk.

Note 11. Equity Based Compensation, page 79

Performance Based Restricted Stock Units, page 80

12. Please explain to us your accounting for and the impact of the modification in December 2012 of the performance condition for the PSU's. Also, tell us how your treatment complies with the applicable provisions of ASC 718-10 in regard to modification of awards. Further tell us, and disclose pursuant to ASC 718-10-50-2.h.2.iii, the total incremental compensation cost resulting from the modification.

Note 15. Related Party Transactions, page 84

13. You state your belief that the indicated agreements with related parties have been executed on terms comparable to those available from unrelated third parties. This appears to imply that the transactions conducted thereunder are carried out on an arm's-length basis. Pursuant to ASC 850-10-50-5, representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Please revise to either substantiate your belief or remove this assertion, as appropriate.

Definitive Proxy Statement on Schedule 14A

Long-Term Performance and Equity-Based Incentive Compensation, page 26

14. We note your disclosure that the named executive officers did not meet the revenue goal established for the performance-based restricted stock units for 2012 performance which would have resulted in the awards being forfeited. We also note that the Compensation Committee amended the performance goal for these awards in December 2012 to extend the performance period through December 2013, and the named executive officers achieved the modified performance goal in February 2013. Please explain why the Compensation Committee modified the performance goal to allow the named executive officers more time to achieve the goal and disclose whether there were any accounting implications as a result of such modification.

Form 10-Q for the Quarter Ended September 30, 2013

Note 11. Income Taxes, page 21

15. You disclose that the completion of your long-term financing arrangement in the first quarter of 2013 resolved a significant negative factor that enabled you to release $165.7 million in valuation allowances against deferred income tax assets in fiscal 2013. Please tell us the significant negative factor that was resolved and explain why/how it was resolved by the new financing arrangement. Explain to us why and how the new financing arrangement impacted your evaluation of a valuation allowance and determination of income tax expense in general. In particular, tell us the factors existing prior to the new financing arrangement that were affected by or changed as a result of the new arrangement and why the new arrangement was able to affect them differently than the prior financing arrangements in place such that a valuation allowance was no longer necessary.

16. You disclose that you recorded an impairment of goodwill during the fourth quarter of 2012 because you modified your financial forecasts due in part to expected changes in growth and certain supplier economics which indicated a decrease in the anticipated future cash flows as a result of lower than expected performance and future cash flows. Please explain to us how your evaluation in fiscal 2013 of the valuation allowance against deferred income tax assets considered and was impacted by the modified forecasts and the consistency of the conclusions reached in regard to goodwill impairment in fiscal 2012 and the valuation allowance in 2013 with respect to these modified forecasts.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 28

Cash Flows, page 30

Operating Activities, page 30

17. Please quantify each factor indicated so that investors may understand their magnitude and relative impact. Also, clarify the overall impact on your operating cash flows for 2013 after consideration of the $26.1 million in Hawaii excise tax payments made in the year that appears to have negatively impacted operating cash flows, that is, disclose this impact and if there are any additional matters that had a direct offsetting positive impact in arriving at your net operating cash flows for the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require, and the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324, Ada Sarmento at (202) 551-3789 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: via E-mail
        Troy M. Calkins, Esq.